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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   4 )*
                                              ----

                      FOUNTAIN POWERBOAT INDUSTRIES, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                     350755
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                             ALAN D. JACOBSON, Esq.
   2029 Century Park East, Suite 2600, Los Angeles, CA 90067, (310) 277-5974
   -------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to receive
                          Notices and Communications)

                                January 2, 1997
     ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.     350755                                          PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Triglova Finanz A.G.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Panama
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          209,500 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            209,500 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      209,500 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock. $.01 par value (the "Common Stock"), issued by Fountain Powerboat Industries, Inc., a Nevada corporation (the "Corporation"). The principal executive offices of the Corporation are located at Whichard's Beach Road, P.O. Drawer 457, Washington, North Carolina 27889.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Triglova Finanz A.G. ("Triglova"), a corporation incorporated under the laws of Panama. Triglova's principal business is investments and the address of its principal business and principal office is Edificio Torre Swiss Bank, Piso 16, Apartado Postal 1824, Panama
1, Republica de Panama.

         During the last five years, Triglova has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period Triglova has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Filippo Dollfus is a director and president of Triglova. Mr. Dollfus' business address is Via Degli Amadio 1, 6900 Lugano, Switzerland. His principal occupation is trustee, and that employment is conducted within Fiderservice SA, which is located at the same address. Mr. Dollfus is a citizen of Switzerland.

         Adelina M. De Estribi and Aida May Biggs are both directors of Triglova. In addition, Ms. De Estribi is secretary of Triglova, and Ms. Biggs is treasurer of Triglova. The business address for both Ms. De Estribi and Ms. Biggs is Swiss Bank Tower, 16th Floor, Urbanizacion Obario, Panama. As her principal occupation, each performs administrative functions, and such employment is conducted within the law firm of Morgan and Morgan, which is located at the same address. Both are citizens of Panama.

         During the last five years, none of Mr. Dollfus, Ms. De Estribi and Ms. Biggs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D has been filed with respect to an aggregate of two hundred seventy-five thousand seven hundred (275,700) shares of the Corporation's Common Stock held by Triglova at November 30, 1996 and purchased by Triglova for aggregate consideration of approximately Six Hundred Fifty-Seven Thousand Dollars ($657,000). The source of funds used in making Triglova's purchases was Triglova's working capital.

4.       PURPOSE OF TRANSACTION.

         Triglova holds the 209,500 shares of Common Stock owned by it, as of January 9, 1997, for investment purposes. Triglova may acquire additional shares of Common Stock for investment purposes from time to time, although it does not have any present plans to do so.

         Triglova has no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         Triglova has the sole power to direct the vote or disposition of the 209,500 shares of the Common Stock of the Corporation owned by Triglova. That power is exercised through Triglova's directors and officer.

         The 209,500 shares of Common Stock that Triglova owns represents approximately 6.7% of that class of securities. The calculation of the percentage of the class of Common Stock is based upon the 3,129,072 shares of Common Stock reported by the Corporation as outstanding as of November 12, 1996 in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996.

         During the past sixty days, Triglova has engaged in the following transactions in Common Stock in brokers' transactions on the Nasdaq National Market System:

                  A. On December 10, 1996, Triglova sold 400 shares at a price of $17.00 per share.

                  B. On December 10, 1996, Triglova sold 3,000 shares at a price of $17.25 per share.

                  C. On December 10, 1996, Triglova sold 3,000 shares at a price of $17.50 per share.

                  D. On December 12, 1996, Triglova sold 3,000 shares at a price of $17.75 per share.

                  E. On December 12, 1996, Triglova sold 4,000 shares at a price of $17.50 per share.

                  F. On December 13, 1996, Triglova sold 2,000 shares at a price of $17.75 per share.

                  G. On December 20, 1996, Triglova sold 100 shares at a price of $17.50 per share.

                  H. On December 23, 1996, Triglova sold 2,400 shares at a price of $17.50 per share.

                  I. On December 27, 1996, Triglova sold 4,000 shares at a price of $17.50 per share.

                  J. On December 31, 1996, Triglova sold 1,500 shares at a price of $17.50 per share.

                  K. On December 31, 1996, Triglova sold 1,500 shares at a price of $17.625 per share.

                  L. On December 31, 1996, Triglova sold 2,500 shares at a price of $17.64 per share.

                  M. On January 2, 1997, Triglova sold 4,000 shares at a price of $18.00 per share.

                  N. On January 2, 1997, Triglova sold 4,000 shares at a price of $18.25 per share.

                  O. On January 2, 1997, Triglova sold 5,000 shares at a price of $18.625 per share.

                  P. On January 2, 1997, Triglova sold 6,300 shares at a price of $18.50 per share.

                  Q. On January 3, 1997, Triglova sold 1,500 shares at a price of $18.375 per share.

                  R. On January 7, 1997, Triglova sold 1,000 shares at a price of $18.50 per share.

                  S. On January 7, 1997, Triglova sold 3,000 shares at a price of $18.375 per share.

                  T. On January 7, 1997, Triglova sold 6,000 shares at a price of $18.25 per share.

                  U. On January 8, 1997, Triglova sold 2,000 shares at a price of $18.50 per share.

                  V. On January 9, 1997, Triglova sold 6,000 shares at a price of $18.375 per share.

6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.  Stock Purchase Agreement dated May __, 1991.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1997

                                            Triglova Finanz A.G.


                                            By /s/ FILIPPO DOLLFUS
                                               ------------------------
                                               Filippo Dollfus

                                   Exhibit "1"
                                   -----------



         AGREEMENT, dated as of May ___, 1991, between Yarrimup, Inc., a Panamanian corporation ("Seller"), and Triglova Finance S.A., a Panamanian corporation ("Triglova"), Roviral Business Corp., a Panamanian corporation ("Roviral"), and Reggie Fountain, an individual, ("RF"). Triglova, Roviral and RF are herein collectively referred to as the "Purchasers".

                              W I T N E S S E T H:
                              --------------------

         WHEREAS, Seller desires to sell to the Purchasers, and Purchasers desire to purchase form Seller, upon the terms and subject to the conditions hereinafter set forth, an aggregate of 700,000 shares of common stock, $.01 par value, of Fountain Powerboat Industries, Inc., a Nevada corporation (the "Shares").

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         FIRST:    A.  Seller hereby agrees to sell, transfer and
deliver severally to Triglova, Roviral and RF, and Triglova, Roviral and RF severally hereby agree to purchase from Seller, 410,000 Shares, 30,000 Shares and 260,000 Shares, respectively, at a purchase of $0.875 per Share.

         B. Upon delivery by Seller of the certificate or certificates representing the Shares to Citibank, N.A. ("Citibank"), at 20 Exchange Place, New York, New York 10043, Citibank shall (i) release funds from the account of each Purchaser in an amount equal to the product of (x) the number of Shares agreed to be purchased by such Purchaser; and (y) $0.875, and (ii) wire transfer such funds to the account of Seller's attorney-in-fact, Frank Shannon, at his U.S. Dollar account No. 201275 at Barclay Bank, 139 North Street, Brighton, England.

         C. Seller agrees to deliver a certificate or certificates representing the Shares to Citibank within three (3) days of the date of this Agreement.

         D. It shall be a condition to Seller's obligations herein that upon its delivery to Citibank of the certificate or certificates representing the Shares, each of the Purchasers shall purchase the number of Shares which it has agreed to purchase pursuant to this Agreement.

         SECOND:   The parties hereto agree promptly to execute and deliver any other and further documents or other instruments of transfer which may be necessary to effectuate the transfer of the Shares to the Purchasers including, without limitation, any documents which may be required by Citibank.

         THIRD:    Seller represents and warrants that (i) it is the records and beneficial holder and has good title to the Shares free and clear of all liens, claims and encumbrances; (ii) it has owned the Shares since January 22, 1988;
(iii) it has the power and capacity to enter into this Agreement and to carry out its terms; and (iv) the execution and delivery of this Agreement and the performance of the provisions hereof by it have been authorized by all necessary corporate action on its part. Seller's representative is authorized to execute this Agreement and has annexed authority evidencing such power hereto as an exhibit to this Agreement which is made a part hereof.

         FOURTH:   Each Purchaser hereby represents and warrants to the Seller that it or he (i) is purchasing the Shares for its or his own account for investment and not with a view to, or for sale in connection with, any distribution of the Shares; (ii) has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of its purchase of the Shares and considers itself to be a sophisticated investors; (iii) acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and that the Shares may not be resold without registration under the Act or an applicable exemption therefrom; (iv) is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the Act; and (v) has the power and capacity to enter into this Agreement and to carry out its terms, and the execution and delivery of this Agreement and the performance of the provisions hereof by it or him have been authorized by all necessary corporate action on its or his part. Each of Triglova and Roviral's representatives is authorized to execute this Agreement and has annexed authority evidencing such power hereto as an exhibit, to this respective Agreement which is made a part hereof.

         FIFTH:    All parties represent they will take all necessary steps to insure their respective compliance with Sections 13 and 16 of the Securities Exchange Act of 1934, which may result from the sale of the Shares.

         SIXTH:    This Agreement sets forth the entire agreement and
understanding between the parties hereto as to the subject matter hereof, and shall not be changed except by a writing signed by the party to be charged. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

         SEVENTH:  Seller will hold harmless, defend and indemnify
Purchasers against any claims by third parties after the close of this transaction arising in connection with a breach of the representation and warranty contained in Paragraph THIRD (i).

         IN WITNESS WHEREOF, the undersigned have cause this Agreement to be executed as of the date first above written.


                                                    YARRIMUP, INC.


                                                    By:_________________________

                                                    TRIGLOVA FINANCE S.A.


                                                    By:_________________________

                                                    ROVIRAL BUSINESS CORP.


                                                    By:_________________________

                                                    REGGIE FOUNTAIN


                                                    By:_________________________

                                POWER OF ATTORNEY
                                -----------------



                                Re: Fountain Powerboat Industries, Inc.
                                ---------------------------------------





Gentlemen:

                  The undersigned, Dr. Filippo Dollfus De Volckersberg, (signature below) is empowered to act on behalf of Triglova
Finanz A.G. and Roviral Business Corp. by the respective charters of both companies, which are Panamanian corporations, and is hereby authorized to act as agent and attorney-in-fact to purchase an aggregate of 440,000 Shares of Fountain Powerboat
Industries, Inc. for Triglova Finanz A.G. and Roviral Business
Corp. respectively, from Yarrimup, Inc., the beneficial and of record owner in the shares, and to sign any stock transfer, stock power or agreement related to such sale.

                  This Power of Attorney shall be effective for the above mentioned transaction and shall dissolve upon completion of said transaction.




                                    /s/ Filippo Dollfus De Volckersberg
                                    -----------------------------------
                                    Filippo Dollfus De Volckersberg

Sworn to before me this
9th day of May, 1991.


/s/ George Berger
-----------------
Notary Public